SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO / A

TENDER OFFER STATEMENT UNDER SECTION
14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Gucci Group N.V.

(Name of Subject Company)

Pinault-Printemps-Redoute S.A.
(Name of Filing Person—Offerors)

Common Shares, Nominal Value € 1.02 Per Share
(Title of Class of Securities)

401566104
(CUSIP Number of Class of Securities)

Serge Weinberg
Chairman and Chief Executive Officer
Pinault-Printemps-Redoute S.A.
10, avenue Hoche
75381 Paris Cedex 08
France
(011 33 1) 45 64 61 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David A. Katz, Esq.
Joshua R. Cammaker, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.
Signature
Exhibit Index
OFFER TO PURCHASE
LETTER TO GUCCI GROUP EMPLOYEES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

1	NAME OF REPORTING PERSON

PINAULT-PRINTEMPS-REDOUTE S.A.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER
NUMBER OF		67,570,154
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		67,570,154
WITH
	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,570,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.83% (based upon outstanding shares)

14	TYPE OF PERSON REPORTING

CO

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004 and Amendment No. 2 filed on April 19, 2004 (as amended, the “Schedule TO”), by Pinault-Printemps-Redoute S.A., a société anonyme with a management board and supervisory board and organized under the laws of the Republic of France (“PPR”). The Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     The Offer to Purchase is hereby amended and restated in its entirety as set forth in Exhibit (a)(1) hereto. The information set forth in Exhibit (a)(1), including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO.

Item 12.

     Item 12 is hereby amended and supplemented by adding thereto the following exhibits:

(a)(1)	Updated Offer to Purchase

(a)(28)	Press release issued by Gucci dated April 21, 2004 (included in Annex F to the Offer to Purchase)

(a)(29)	Letter from Serge Weinberg to Gucci Group Employees, dated April 21, 2004

(a)(30)	Computation of Ratio of Earnings to Fixed Charges

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PINAULT-PRINTEMPS-REDOUTE S.A.

/s/ Serge Weinberg

Name: Serge Weinberg
Title: Chief Executive Officer

Date: April 22, 2004

Exhibit Index

(a)(1)	Updated Offer to Purchase

(a)(28)	Press release issued by Gucci dated April 21, 2004 (included in Annex F to the Offer to Purchase)

(a)(29)	Letter from Serge Weinberg to Gucci Group Employees, dated April 21, 2004

(a)(30)	Computation of Ratio of Earnings to Fixed Charges